UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                           CROCKER REALTY TRUST, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   226826 10 5
                                 (CUSIP Number)


                                            With A Copy To:
 HIGHWOODS PROPERTIES, INC.                 SMITH HELMS MULLISS & MOORE, L.L.P.
 3100 Smoketree Court, Suite 600            2800 Two Hannover Square
 Raleigh, North Carolina 27604              Raleigh, North Carolina 27601
 Attention: Ronald P. Gibson                Attention: Brad S. Markoff
 Tel: (919) 872-4924                        Tel: (919) 755-8731
 Fax: (919) 876-2448                        Fax: (919) 755-8800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 20, 1996

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 4 Pages

                                  SCHEDULE 13D
CUSIP No. 431284 10 8

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Highwoods Properties, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         AF
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                       [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
                               7     SOLE VOTING POWER
                                     22,436,254
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                               8     SHARED VOTING POWER
                                     None

                               9     SOLE DISPOSITIVE POWER
                                     22,436,254

                               10    SHARED DISPOSITIVE POWER
                                     None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,436,254

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.1%

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 431284 10 8


Item 2.           Identity and Background.

                  This Schedule 13D/A is being filed by Highwoods Properties, Inc. ("Highwoods"), a Maryland corporation.

                  The principal business of Highwoods is the ownership, management, leasing, construction, development and acquisition of office and industrial properties. Highwoods conducts substantially all of its operations through Highwoods/Forsyth Limited Partnership (the "OP"), a limited partnership in which Highwoods is the sole general partner. The address of Highwoods' principal business and principal office is 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604.

                 The Reporting Person has not during the last five years been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.           Source and Amount of Funds or Other Consideration.


                  Highwoods and Cedar entered into a Stock Purchase Agreement, dated as of April 29, 1996, with AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko (the "Sellers") to purchase all of the Seller's shares of Common Stock of Crocker (the "Shares"). On September 6, 1996, the Company closed the acquisition of the Shares. The purchase price was $249.1 million ($11.05243 per Share) and included, as contemplated by the Stock Purchase Agreement, the $1.1 million purchase of 1,056,000 options to purchase shares of Crocker owned by the Sellers. Most of the purchase price ($189 million) was funded through a loan from the OP. The OP funded the loan using a portion of the proceeds raised by the Company in its recent 11.5 million share public offering, the net proceeds of which were contributed by the Company to the OP in exchange for limited partnership interests therein ("Units"). The remaining $60 million of the purchase price was funded from a draw from the Company's $140 million credit facility with NationsBank, First Union National Bank of North Carolina and Wachovia Bank of North Carolina.

                  Highwoods and Cedar also entered into an Agreement and Plan of Merger with Crocker, dated as of April 29, 1996 (the "Merger Agreement"). The agreement provides that Cedar will be merged into Crocker, with Crocker as the surviving entity (the "Merger"). At the effective time of the Merger, each share of Crocker Common Stock held by Cedar or Highwoods (including the Shares) will be canceled, each share of common stock of Cedar will become a share of Common Stock of Crocker, and all other shares of Common Stock of Crocker will be converted into and represent a right to receive $11.05243 per share.

                  The cost of acquiring the remaining shares of Crocker in the Merger is expected to be $73.7 million. Highwoods expects to fund the cost of the Merger through bank loans. Highwoods has obtained a commitment from NationsBank for a $250 million revolving line of credit (the "Revolving Loan"), which would replace its $140 million credit facility. A copy of the commitment letter for the Revolving Loan was filed as Exhibit C to the original Schedule 13D.


Item 4.           Purpose of Transaction.

                  Highwoods and Cedar entered into the Stock Purchase Agreement and purchased the Shares as part of their plan to effect the acquisition of Crocker by Highwoods.




                  On September 20, 1996, a special meeting of the shareholders of Crocker will be held to vote on the proposed Merger. The Sellers, who were the holders of record on the record date of the meeting, are contractually obligated under the Stock Purchase Agreement to vote for the Merger. Upon consummation of the Merger, Highwoods will become the sole shareholder of Crocker. Shortly after the Merger, Highwoods intends to cause the merger of Crocker into Highwoods and will then distribute substantially all of the assets and liabilities of Crocker to the OP in exchange for Units.

                  Following the Merger, the Common Stock of Crocker and the warrants to purchase Common Stock of Crocker will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATE:    September 30, 1996




                                          HIGHWOODS PROPERTIES, INC.


                                          By:      /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President